UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Evergreen Energy Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

048245L107
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ý Rule 13d-1(b)

 ¨ Rule 13d-1(c)

 ¨ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	WESTCLIFF CAPITAL MANAGEMENT, LLC
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	0

	(6) Shared Voting Power	7,091,857

	(7) Sole Dispositive Power	0

	(8) Shared Dispositive Power	7,091,857

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	7,091,857

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	5.5%

(12)	Type of Reporting Person (See Instructions)	IA

(1)	Names of Reporting Persons.	RICHARD S. SPENCER III
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	0

	(6) Shared Voting Power	7,091,857

	(7) Sole Dispositive Power	0

	(8) Shared Dispositive Power	7,091,857

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	7,091,857

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	5.5%

(12)	Type of Reporting Person (See Instructions)	IN,HC

Item 1(a).     Name of Issuer:

                      Evergreen Energy Inc.

Item 1(b).     Address of Issuer’s Principal Executive Offices:

                      1225 17th Street, Suite 1300
                      Denver, Colorado 80202

Item 2(a).     Names of Persons Filing:

                      Westcliff Capital Management, LLC (“Westcliff “) and Richard S. Spencer III (“Spencer”)

                      Westcliff and Spencer disclaim beneficial ownership of the Securities (as defined below) except to the extent of their respective pecuniary interests therein.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                      The principal business address of the reporting persons is 200 Seventh Avenue, Suite 105, Santa Cruz, CA 95062.

Item 2(c).     Citizenship:

                      Reference is made to Item 4 of pages 2 and 3 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).     Title of Class of Securities:

                      This statement relates to the shares of the Issuer’s common stock and warrants exercisable for common stock (the “Securities”).

Item 2(e).     CUSIP Number:

                      48245L107

Item 3.         If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

¨	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
¨	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
¨	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
¨	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
ý	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
¨	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
ý	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
¨	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
¨	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of Investment Company Act of 1940 (15 U.S.C. 80a-3);
¨	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.         Ownership.

                      Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein.

                      Westcliff, as investment manager of various investment funds and client accounts, and Spencer, as Westcliff ’s managing member, may be deemed to beneficially own the Securities owned by such investment funds and accounts, in that they may be deemed to have the power to direct the voting or disposition of those Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Westcliff or Spencer is, for any purpose, the beneficial owner of the Securities to which this Schedule relates, and each of Westcliff and Spencer disclaims beneficial ownership as to those Securities, except to the extent of his or its pecuniary interests therein. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of Westcliff is, for any purpose, the beneficial owner of any of the Securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

                      Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

                      The calculation of percentage of beneficial ownership in Item 11 of pages 2 and 3 was derived from the Issuer’s Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on November 10, 2008, in which the Issuer stated that the number of shares of its Common Stock outstanding as of November 4, 2008 was 123,325,845 shares.

Item 5.         Ownership of Five Percent or Less of a Class

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                      Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                      Not applicable.

Item 8.         Identification and Classification of Members of the Group

                      Not applicable.

Item 9.         Notice of Dissolution of Group

                      Not applicable.

Item 10.        Certification

                       By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2009	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III, its Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III

EXHIBITS LIST

  Exhibit A                                  Joint Filing Undertaking                                  Page 8

EXHIBIT A

JOINT FILING UNDERTAKING

                      The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: May 20, 2009	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III, its Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III